Filed Pursuant to Rule 433 Dated February 8, 2018
Registration No. 333-215597

Market Linked Securities – Leveraged Upside Participation and Contingent Downside, Principal at Risk
Securities Linked to the EURO STOXX 50® Index due March 5, 2020
Term Sheet to the Preliminary Pricing Supplement dated February 6, 2018

Summary of Terms

Issuer	The Bank of Nova Scotia (the “Bank”)
Term	Approximately 2 years
Market Measure	EURO STOXX 50® Index (SX5E) (the “Index”)
Pricing Date	Expected to be February 28, 2018
Issue Date	Expected to be March 5, 2018*
Principal Amount	$1,000 per Security
Original Offering Price	100.00% of the Principal Amount of each Security
Redemption Amount at Maturity	See “How the Redemption Amount at Maturity is Calculated” on page 3
Maturity Date	March 5, 2020
Starting Level	The closing level of the Index on the Pricing Date
Ending Level	The closing level of the Index on the Calculation Day
Threshold Level	To be determined on the Pricing Date (equal to the Starting Level multiplied by 80.00%)
Participation Rate	[155.00% - 165.00%], to be determined on the Pricing Date
Percentage Change	The percentage increase or decrease in the Ending Level from the Starting Level. The Percentage Change may reflect a positive return (based on any increase in the level of the Index over the life of the Securities) or a negative return (based on any decrease in the level of the Index over the life of the Securities)
Calculation Day	February 27, 2020
Calculation Agent	Scotia Capital Inc., an affiliate of the Bank
Denominations	$1,000 and any integral multiple of $1,000
Agent Discount	Up to 2.65% of which dealers, including those using the trade name Wells Fargo Advisors (“WFA”), may receive a selling concession of up to 1.75%, and WFA will receive a distribution expense fee of 0.075%
CUSIP/ISIN	064159KX3 / US064159KX38
Underwriters	Scotia Capital (USA) Inc.; Wells Fargo Securities, LLC

*We expect that delivery of the Securities will be made against payment therefor on or about the 3rd Business Day following the date of pricing of the Securities (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in 2 Business Days (“T+2”), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Securities on the Trade Date will be required, by virtue of the fact that each Security initially will settle in 3 Business Days (T+3), to specify alternative settlement arrangements to prevent a failed settlement.

Investment Description

•	Linked to the EURO STOXX 50® Index
•	Unlike ordinary debt securities, the Securities do not pay interest or repay a fixed amount of principal at maturity. Instead, the Securities provide for a payment at maturity that may be greater than, equal to or less than the Principal Amount of the Securities, depending on the performance of the Index from its Starting Level to its Ending Level.

The payment at maturity will reflect the following terms:

o	If the value of the Index increases:

You will receive the Principal Amount plus [155.00% - 165.00%] participation (to be determined on the Pricing Date) in the upside performance of the Index per $1,000 Principal Amount of the Securities;

o	If the value of the Index decreases but the decrease is not more than 20.00%:

You will be repaid the Principal Amount;

o	If the value of the Index decreases by more than 20.00%:

You will receive less than the Principal Amount and will have full downside exposure to the decrease in the level of the Index from the Starting Level.

•	Investors may lose more than 20.00%, and possibly all, of the Principal Amount.
•	All payments on the Securities are subject to the credit risk of the Bank, and you will have no right to any securities tracked by the Index; if The Bank of Nova Scotia defaults on its obligations, you could lose some or all of your investment.
•	No periodic interest payments or dividends.
•	No exchange listing; designed to be held to maturity.

If the Securities priced today, the estimated value of the Securities would be between $941.66 (94.166%) and $967.48 (96.748%) per $1,000 Principal Amount. See "The Bank's Estimated Value of the Securities" in the preliminary pricing supplement.

The Securities have complex features and investing in the Securities involves risks not associated with an investment in conventional debt securities. See “Selected Risk Considerations” in this term sheet, “Additional Risks” in the preliminary pricing supplement, “Additional Risk Factors Specific to the Notes” in the product prospectus supplement and “Risk Factors” in the prospectus supplement and prospectus.

This introductory term sheet does not provide all the information that an investor should consider prior to making an investment decision. This term sheet should be read in conjunction with the preliminary pricing supplement, product prospectus supplement, prospectus supplement, and prospectus.

NOT A BANK DEPOSIT AND NOT INSURED OR GUARANTEED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY

Hypothetical Payout Profile

The profile to the right is based on a Participation Rate of 160.00%, the midpoint of the specified range for the Participation Rate, and the Threshold Level of 80.00% of the Starting Level.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Participation Rate and Ending Level and whether you hold your Securities to maturity.

Hypothetical Returns on the Securities

Hypothetical Ending Level	Hypothetical Percentage Change from the hypothetical Starting Level to the hypothetical Ending Level	Hypothetical Redemption Amount at Maturity per Security	Hypothetical pre-tax total rate of return	Hypothetical pre-tax annualized rate of return(1)
5,218.16	50.00%	$1,800.00	80.00%	31.61%
4,522.40	30.00%	$1,480.00	48.00%	20.57%
4,174.52	20.00%	$1,320.00	32.00%	14.35%
3,826.65	10.00%	$1,160.00	16.00%	7.55%
3,652.71	5.00%	$1,080.00	8.00%	3.88%
3,478.77(2)	0.00%	$1,000.00	0.00%	0.00%
3,304.83	-5.00%	$1,000.00	0.00%	0.00%
3,130.89	-10.00%	$1,000.00	0.00%	0.00%
2,956.95	-15.00%	$1,000.00	0.00%	0.00%
2,783.02	-20.00%	$1,000.00	0.00%	0.00%
2,748.23	-21.00%	$790.00	-21.00%	-11.43%
2,609.08	-25.00%	$750.00	-25.00%	-13.86%
1,739.39	-50.00%	$500.00	-50.00%	-31.78%
869.69	-75.00%	$250.00	-75.00%	-58.51%
0.00	-100.00%	$0.00	-100.00%	-100.00%

Each Security has a Principal Amount of $1,000.

(1) The annualized rates of return are calculated on a semi-annual bond equivalent basis with compounding.

(2) The hypothetical Starting Level (the closing level of the Index on February 5, 2018).

The above figures are for purposes of illustration only and may have been rounded for ease of analysis. The actual amount you receive on the Maturity Date and the resulting pre-tax rates of return will depend on the actual Ending Level and Participation Rate.

How the Redemption Amount at Maturity is Calculated

The Redemption Amount at Maturity will be determined as follows:

•	If the Ending Level is greater than the Starting Level, then the Redemption Amount at Maturity will equal:

Principal Amount + (Principal Amount x Participation Rate × Percentage Change)

•	If the Ending Level is less than or equal to the Starting Level, but greater than or equal to the Threshold Level, the Redemption Amount at Maturity will be equal to $1,000
•	If the Ending Level is less than the Threshold Level, the Redemption Amount at Maturity will be equal to:

Principal Amount + (Principal Amount × Percentage Change)

If the Ending Level is less than the Threshold Level, you will lose more than 20.00%, and possibly all, of your initial investment.

EURO STOXX 50® Index Daily Closing Levels*

*The graph above sets forth the daily closing levels of the Index for the period from January 1, 2008 to February 5, 2018. The closing level on February 5, 2018 was 3,478.77. The historical performance of the Index is not an indication of the future performance of the Index during the term of the Securities.

Selected Risk Considerations

The risks set forth below are discussed in detail in “Additional Risks” in the pricing supplement, “Additional Risk Factors Specific to the Notes” in the product prospectus supplement and “Risk Factors” in the prospectus supplement and prospectus. Please review those risk disclosures carefully.

•	The inclusion of dealer spread and projected profit from hedging in the original offering price is likely to adversely affect secondary market prices.

Risk of loss at maturity: Any payment on the Securities at maturity depends on the Percentage Change of the Index. The Bank will only repay you the full Principal Amount of your Securities if the Percentage Change does not reflect a decrease in the Index of more than 20.00%. If the Percentage Change is negative by more than 20.00%, meaning the Ending Level is less than the Threshold Level, you will lose more than 20.00%, and possibly all of your initial investment in an amount equal to the negative Percentage Change. Accordingly, you may lose more than 20.00%, and possibly all, of your investment in the Securities if the percentage decline from the Starting Level to the Ending Level is greater than 20.00%.

•	The contingent downside feature applies only at maturity.
•	The Bank’s estimated value of the Securities will be lower than the original offering price of the Securities.
•	The Bank’s estimated value does not represent future values of the Securities and may differ from other’s estimates.
•	The Bank's estimated value is not determined by reference to credit spreads for our conventional fixed-rate debt.
•	The Securities differ from conventional debt securities.
•	No Interest: The Securities will not bear interest and, accordingly, you will not receive any interest payments on the Securities.
•	Your investment is subject to the credit risk of The Bank of Nova Scotia.
•	The Securities are subject to market risk.
•	An investment in the Securities is subject to risks associated with non-U.S. Securities.
•	An investment in the Securities is subject to risks associated with the Eurozone and Exchange Rate Risk.
•	The U.K.’s referendum to leave the European Union may adversely affect the performance of the Index.
•	The Participation Rate applies only at maturity.
•	The Redemption Amount at Maturity is not linked to the level of the Index at any time other than the Calculation Day.
•	If the levels of the Index or the Index constituent stocks change, the market value of your Securities may not change in the same manner.
•	Holding the Securities is not the same as holding the Index constituent stocks.
•	There is no assurance that the investment view implicit in the Securities will be successful.
•	The Index reflects price return only and not total return.
•	Past performance is not indicative of future performance.
•	We may sell additional Securities at a different issue price.
•	Changes affecting the Index could have an adverse effect on the value of the Securities.
•	The Bank cannot control actions by the sponsor of the Index and the sponsor of the Index has no obligation to consider your interests.
•	The price at which the Securities may be sold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased.
•	The Securities lack liquidity.
•
Hedging activities by the Bank and/or the Underwriters may negatively impact investors in the Securities and cause our respective interests and those of our clients and counterparties to be contrary to those of investors in the Securities.

•	Market activities by the Bank or the Underwriters for their own respective accounts or for their respective clients could negatively impact investors in the Securities.
•
The Bank, the Underwriters and their respective affiliates regularly provide services to, or otherwise have business relationships with, a broad client base, which has included and may include the issuers of the Index constituent stocks.

•	Other investors in the Securities may not have the same interests as you.
•	The calculation agent can postpone the Calculation Day for the Securities if a market disruption event with respect to the Index occurs.
•
There is no affiliation between any Index constituent stock issuer or the sponsor of the Index and us, and neither we nor any of the Underwriters is responsible for any disclosure by any of the Index constituent stock issuers or the sponsor of the Index.

•
A participating dealer or its affiliates may realize hedging profits projected by its proprietary pricing models in addition to any selling concession, creating a further incentive for the participating dealer to sell the Securities to you.

•
Uncertain tax treatment: Significant aspects of the tax treatment of the Securities are uncertain. You should consult your tax advisor about your tax situation. See “Canadian Income Tax Consequences” and “U.S. Federal Income Tax Consequences” in the pricing supplement.

Not suitable for all investors
Investment suitability must be determined individually for each investor. The Securities described herein are not a suitable investment for all investors. In particular, no investor should purchase the Securities unless they understand and are able to bear the associated market, liquidity and yield risks. Unless market conditions and other relevant factors change significantly in your favor, a sale of the Securities prior to maturity is likely to result in sale proceeds that are substantially less than the Principal Amount per Security. The Underwriters and their respective affiliates are not obligated to purchase the Securities from you at any time prior to maturity.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents, including the preliminary pricing supplement, the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any Underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling your financial advisor or by calling Wells Fargo Securities, LLC at 866-346-7732.

Not a research report

This material is not a product of the Bank's research department.

Consult your tax advisor

Investors should review carefully the preliminary pricing supplement and consult their tax advisors regarding the application of the U.S. federal tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

"EURO STOXX 50®” and "STOXX®," are trademarks of STOXX Limited and have been licensed for use by the Bank. The Securities are not sponsored, endorsed, sold or promoted by EURO STOXX 50® or STOXX Limited and STOXX Limited make no representation regarding the advisability of investing in the Securities.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.